SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Lyft Technologies, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

____________________________________________________________________________________________________________________________________________________________________

[This reference is to our exempt solicitation, a copy of which is available at https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/5ebeac252ec79d1b14ce11d4/1589554215586/Lyft+Shareholder+Letter_5_2020_FINAL.pdf]

[This reference is to an article in Pensions and Investments, available at https://www.pionline.com/governance/ctw-calls-dual-class-share-message-lyfts-first-annual-meeting]